August 21, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Turkcell Iletisim Hizmetleri A.S.
Form 20-F for Fiscal Year Ended December 31, 2008 (the “Form 20-F”)
Filed April 30, 2009
File No. 1-15092

Dear Ms. Spirgel:

This letter has been prepared by Turkcell Iletisim Hizmetleri A.S. (the “Company”) in response to the Comment Letter, dated July 7, 2009 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to the undersigned Mr. Serkan Okandan, the Company’s Chief Financial Officer.

Set forth below is the Company’s response to the Comment Letter.  The numbered paragraph and headings correspond to the Comment Letter, the text of which is copied below in italics for your reference.

5.A Operating Results

Revenues, page 86

1.
Please provide a more in-depth analysis of the significant factors that contributed to the growth in revenues and profits. It appears that generally, telecommunications revenues increased due to the “partial impact of higher usage, subscriber growth and upward price adjustments.” However, since most of the subscriber growth was attributable to postpaid subscribers, it appears that such subscribers accounted for most of your revenue growth. In particular, please discuss:

How the increase in your postpaid subscribers relative to your total subscriber base impacted average revenue per user and churn. In this regard, we note on page 78 that the growing prepaid subscriber base had a “dilutive impact” on average revenue per user.

Response:

The Company respectfully notes the Staff’s comment and accordingly proposes to include the following disclosure in its 2009 Form 20-F with similar disclosure for the fiscal year ended December 31, 2009:

“Total revenues for the year ended December 31, 2008 increased 10% to $6,970.4 million from $6,328.6 million in 2007. The increase in revenues is primarily due to the partial impact of the higher usage and subscriber growth combined with upward price adjustments, as well as the positive impact of our consolidated subsidiaries.

Revenues from communication fees for the year ended December 31, 2008 increased by 10% to $6,576.9 million from $5,976.9 million in 2007. The increase in communication fees resulted from the growth in the subscriber base and improved usage combined with upward price adjustments. Communication fees consist of revenues from postpaid and prepaid subscribers, interconnect revenues and roaming revenues. Approximately 88% of communication fees represent postpaid and prepaid revenues, which have increased by 12% on average in 2008 compared to 2007. In 2008, Ukraine contributed to the growth in prepaid revenue, mainly due to the increase in its customer base and higher usage. Although the total number of postpaid subscribers is significantly lower than total number of prepaid subscribers, the contribution of postpaid revenues to total revenue growth in absolute terms is higher than the growth in prepaid revenues in Turkey. This is mainly due to higher average revenue per postpaid subscriber. Usage by postpaid subscribers is generally higher than that of prepaid subscribers. In Turkey, during 2008, we focused on postpaid and corporate customers through acquisition and retention campaigns and promoted switches from prepaid to postpaid subscriptions. The reason for focusing on postpaid subscribers is the generally higher average revenue per postpaid subscriber. In 2008, postpaid average revenue per user was $36.8 whereas prepaid average revenue per user was $9.1. These figures indicate that postpaid average revenue per user is approximately four times the prepaid average revenue per user. Therefore, the increase in the number of prepaid subscribers has a negative effect on the blended average revenue per user and the increase in the number of postpaid subscribers has a positive effect on blended average revenue per user.”

To what extent your corporate segment impacted revenue trends?

Response:

Our corporate customers are generally included in our postpaid subscriber base. Growth in revenues from postpaid and corporate customers was promoted by focused advertising campaigns. We believe that the increase in revenues from corporate customers was higher than the overall growth in revenues from postpaid subscribers during the period.

We do not generally provide specific quantitative information on this sub-segment of our subscriber base.

How revenues, operating expenses and profits increased or decreased from year to year when measured on a constant dollar basis?

Response:

The Company respectfully notes the Staff’s comment and accordingly proposes to include the following disclosure in its 2009 Form 20-F with similar disclosure for the fiscal year ended December 31, 2009:

“Total revenues for the year ended December 31, 2008 increased 10% to $6,970.4 million from $6,328.6 million in 2007. However, on a constant dollar basis, which is computed assuming the Turkish Lira/US Dollar exchange rate remained constant for the year ended December 31, 2008 and 2007, revenues increased by 8% primarily due to the partial impact of the higher usage and subscriber growth combined with upward price adjustments. Also, revenues of our consolidated subsidiary in Ukraine had a positive effect on the growth in revenues in 2008 mainly due to an increase in its subscriber base by 27% and higher usage.

Direct cost of revenues for the year ended December 31, 2008 increased 10% to $3,409.0 million from $3,103.4 million in 2007. On a constant dollar basis, direct cost of revenues increased by 8%. The main reasons for the increase are a higher ongoing license fee as a result of the increase in gross revenues and the deduction of sales discounts of 2006 from the ongoing license fee calculation base in 2007, an increase in wages and salaries due to an increase in the number of employees and periodic increase in salaries, an increase in network related expenses as a result of the increase in base station numbers and number of leased transmission lines, higher handset costs given as part of our loyalty campaigns and an increase in interconnection cost as result of higher outgoing off-net calls partially offset by the decrease in depreciation and amortization expenses as a result of fully depreciated assets.

Sales and marketing expenses for the year ended December 31, 2008 increased 19% to $1,351.7 million from $1,138.2 million in 2007. On a constant dollar basis, sales and marketing expenses increased by 17%. The main reasons for the increase are an increase in selling expenses as a result of higher subscriber acquisitions, a change in our dealer structure and premium system and intensified dealer and distributor activities, an increase in marketing expenses as a result of intensified competition and the launch of mobile number portability, an increase in wages and salaries due to increase in the number of employees and periodic increase in salaries and higher prepaid subscribers’ frequency usage fee due to increase in subscriber base and frequency usage fee per subscriber.

General and administrative expenses for the year ended December 31, 2008 increased 22% to $309.3 million from $252.8 million in 2007. On a constant dollar basis, general and administrative expenses increased by 21%. The main reasons for the increase are higher bad debt expense as a result of the increase in the postpaid subscriber base, higher consultancy expenses due to new international investment projects and legal consultancy and an increase in wages and salaries due to increase in the number of employees and periodic increase in salaries. Overall, results from operating activities increased by 2% in 2008 on a constant dollar basis.

Profit for the period attributable to equity holders increased 30% to $1,836.8 million from $1,350.2 million in 2007. On a constant dollar basis, profit for the period attributable to equity holders increased by 33% mainly due to the positive effect of the decrease in the foreign exchange losses in 2008 and increase in finance income as a result of our increased cash balance.”

What adverse effects, if any, may arise following recent decisions and Board Resolutions of ICTA.

Response:

Regulatory actions such as the Information Technologies and Communications Authority’s (“ICTA”) regulation of our retail pricing and their ongoing pressure on interconnection rates have been and will likely continue to be a significant factor in shaping the development of the Turkish market and in our ability to respond to changes in the market. Pricing decisions from the ICTA in 2008 resulted in a short term disruption in our pricing and marketing practices, particularly in the first quarter of 2009. However, we were able to redesign our pricing and our marketing in order to minimize any adverse effect in the long term.

In order to comply with the ICTA’s March 25, 2009 Board Resolution, Turkcell has again had to adjust on-net and off-net prices of some tariff packages.  We believe that these adjustments had an impact on our results for the second quarter of 2009, but that this impact was not material. These adjustments will remain a factor in our results for the rest of the year.  As was the case in respect of the 2008 pricing decision, we are adjusting our pricing and marketing strategies in order to respond to these changes and limit their long-term effect on our results.  However, we are unable to accurately predict the level of any long term impact.

The risk and uncertainty presented by the ICTA’s decisions is disclosed in the risk factor entitled “Our activity is concentrated in the Turkish telecommunications market and thus developments in this market are likely to affect the growth of our business and our results of operations” on page 11 of our 2008 Form 20-F in which we state that “it is difficult to predict with any degree of certainty the growth and usage patterns of our subscribers and our ability to maintain or increase revenues or profitability” and in the risk factor entitled “Regulatory changes in Turkey could have a material adverse effect on our business and results of operations” in which we state, on page 14 of our 2008 Form 20-F, that “we believe that it is likely that this mechanism will have the effect of reducing the rates we are able to charge for interconnection services, which could have a material adverse effect on our business and results of operations”.

Liquidity, page 96

Consolidated Statements of Cash Flows, page F-7

2.
We note that you attributed the decrease in net cash provided by operating activities in 2008 primarily to the increase in taxes paid. Please provide a more comprehensive analysis of your operating cash flows, which decreased despite an increase in your profit for 2008 compared to 2007. In particular, please discuss the significant decreases in the two intermediate measures of cash flows from operating activities and their significant components (i.e. your subtotals preceding the effects of income taxes paid). Please advise or revise.

Response:

The Company respectfully notes the Staff’s comment and accordingly proposes to include the following disclosure in its 2009 Form 20-F with similar disclosure for the fiscal year ended December 31, 2009:

“Net cash from operating activities decreased by 22% to $1,674.4 million in 2008 from $2,156.2 million in 2007, despite an increase in our profit for 2008 compared to 2007 by $435.8 million. However, a significant portion of the increase in our profit is attributable to net finance income, which is not included in cash from operating activities but included in net cash used in investing activities. Therefore, the trend in cash from operating activities should be correlated with the trend in results from operating activities and income tax expense.

Although profit for the period increased to $1,755.1 million in 2008 compared to $1,319. 2 million in 2007, results from operating activities remained almost stable at $1,896.5 million in 2008 compared to $1,819.5 million in 2007. Starting from the slight increase in results from operating activities by $77.0 million, the decrease in cash from operating activities is attributable to the following main components;

- depreciation and amortization charges for the year ended 2007 were $113.1 million higher than those of 2008.

- deferred income decreased by $3.3 million in 2008 compared to 2007 whereas there was a $102.4 million increase in 2007 compared to 2006. Deferred income primarily consists of counters sold but not used by prepaid subscribers.

- income taxes paid increased by $340.1 million in 2008 compared to 2007.”

It should be noted that the subtotal after the adjustments decreased significantly from $2,583.8 million in 2007 to $2,124.6 million in 2008. However, as these line items are adjusting in nature, they are to be excluded from net cash from operating activities and they either do not have any effect on net cash from operating activities or they have an offsetting effect on the changes in working capital.

13. Intangible Assets, page F-38

3.
Please tell us the nature of computer software which accounted for a significant portion of your intangible assets. Further, please disclose your accounting policy for your computer software, including your assessment of recoverability. Also, you should address any software developed arising from your R&D partnership. Refer to the pertinent guidance in IAS 36 and IAS 38. Additionally, please provide a separate caption for computer software assets which appear to be in excess of five percent of your total assets. Refer to Rule 5-02-15 of Regulation S-X.

Response:

Computer software includes software that work as an integral part of our GSM network equipment. GSM network equipment and its related software are purchased separately from third party vendors. Although the computer software is an integral part of the GSM network equipment, it can be purchased, upgraded or sold separately from the hardware, if necessary. Computer software, which is purchased from third parties is capitalized when it is capable of operating in the manner intended by management. Computer software which is purchased from the vendors, whenever the hardware is ready for intended use, thus they are capitalized immediately. The cost of this software is the cash paid as consideration plus installation cost, in accordance with International Accounting Standard No. 38 “Intangible Assets” (“IAS 38”) paragraph 25.

In assessing whether there is any indication that an asset may be impaired, we considered whether there is any significant change in the market value of the asset, its intended use, any significant change in the technological, market, economic or legal environment, market interest rates or any evidence for obsolescence, adverse effect on the entity. At the end of each reporting period, we assess whether there is any indication that the computer software may be impaired. As at 31 December 2008, we have not identified any indication of impairment for computer software.

Internally developed software arising from our R&D partnership amounted to approximately $13.9 million in 2008. As the amount of such internally developed software is so insignificant, there is no reference to it in the notes to the financial statements. It should be noted that internally developed software does not include any costs in relation to research phase.

Computer software is separately disclosed in notes to the consolidated financial statements as at and for the year ended 31 December 2008 and 2007. The Company respectfully notes the Staff’s comment and accordingly proposes to provide a separate caption for computer software assets on the face of the balance sheet in its 2009 Form 20-F. Furthermore, the Company proposes to include accounting policy disclosure for computer software in its notes to the 2009 consolidated financial statements.

32. Contingencies

License Agreements, pages F-61 to F-62

4.
We note that there are certain requirements which must be met under the Renewed License Agreement. On page 55, you stated that you surpassed the coverage obligations yet we were unable to locate any disclosure regarding whether you complied with the required service offerings and service quality as of the balance sheet date. Please advise or revise.

Response:

The Company respectfully notes the Staff’s comments. In the notes to the consolidated financial statements in the Company’s filings on Form-20F for 2009, the Company proposes to include the following disclosure:

“Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls. As of 31 December 2008, we are in compliance with our service offering requirements in all material respects.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that the call blockage rate cannot exceed 5% and or call drops not to exceed 2 dropped calls per Erlang, which is the industry Standard measuring the ratio of total dropped calls. As of 31 December 2008, our call blockage rate is 0.006% and our dropped calls per Erlang is 0.5, which are both better than the minimum quality requirement.”

Investigation of the Information and Communication Technologies Authority on International Voice Traffic, page F-68

5.
As disclosed herein, at least two expertise reports concluded that the interconnection agreement between you and Milleni.com damaged Turk Telekom’s interest at an amount that appeared to be consistently within a reasonable range. Provide us your analysis of the evidence that you considered, including events that occurred after the reporting period, in determining whether or not a present obligation existed at the end of reporting period.  Refer to IAS 37 in your response. Additionally, please clarify your disclosure to identify which aforementioned request, as cited herein, has no legal basis and your reasons why.

Response:

The Company respectfully notes the Staff’s comment and accordingly proposes to include the following disclosure in its 2009 Form 20-F with similar disclosure for the fiscal year ended December 31, 2009:

“On 2 March 2005, Turk Telekomunikasyon AS (“Turk Telekom”) notified us that we have damaged Turk Telekom because of the interconnection agreement signed with Millenicom Telekomunikasyon AS (“Millenicom”). Accordingly, Turk Telekom requested Turkcell to pay nominal amount of TL 219.1 million (equivalent to $144.9 million as at 31 December 2008) of principal and nominal amount of TL 178.4 million (equivalent to $117.9 million as at 31 December 2008) of interest, which make a sum of nominal amount of TL 397.5 million (equivalent to $262.9 million as at 31 December 2008) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450.9 million (equivalent to $298.2 million as at 31 December 2008) of which TL 219.1 million (equivalent to $144.9 million as at 31 December 2008) is principal and TL 231.8 million (equivalent to $153.3 million as at 31 December 2008) is interest charged until 30 June 2005. For the reasons set forth below, we do not agree with the amounts claimed by Turk Telekom and we do not agree with alleged legal basis on which Turk Telekom’s claim has been made.  As explained below, these elements were central to our decision not to provision any amount in respect of this dispute in our financial statements for the year ended 31 December 2008.

With respect to the amounts claimed by Turk Telekom, according to an expertise report requested by the Court and filed in October 2007, the interconnection agreement between us and Millenicom damaged Turk Telekom’s interest amounting to TL 288.4 million (equivalent to $190.7 million as at 31 December 2008) or TL 279.2 million (equivalent to $184.6 million as at 31 December 2008). We did not agree with the findings of this report and accordingly lodged an objection with the Court. The Court accepted our objection and, on this basis on 6 November 2007, the Court requested a supplementary expertise report from the same expert, in order for the expert to address our objections on the expert report. However, the supplementary expertise report was consistent with the previous expertise report and, in our view contained the same defects as the original report.

Consequently, we objected to the supplementary expertise report and requested the Court to appoint another expert to examine the allegation. The Court again accepted our objection and, on this basis on 27 November 2008, the Court ruled to obtain another expertise report from a different expert. We viewed the Court’s acceptance of our objections to the initial expertise report and to the supplementary report and the Court’s decision to obtain another expertise report from a different expert as factors that cast doubt on the existence of an obligation arising from the litigation and on the amount of any such obligation.

As of 31 December 2008 and 30 April 2009, which is the date our consolidated financial statements were filed on Form-20F, there was only one expertise report in the legal case file, plus a supplementary expertise report from the same expert (this supplement is not considered to be a  separate report, but rather is considered as part of the first expertise report).

Moreover, we have obtained an independent opinion from another expert who was not designated by the Court dated 23 October 2007. This opinion supports the view of our management.

With respect to the legal validity of Turk Telekom’s claim, we do not agree with the alleged legal basis on which Turk Telekom’s claim is made, notably for the following reasons:

•
We have obtained a written permission from the Ministry of Transportation on the execution of the agreement between Turkcell and Millenicom The Ministry of Transportation is the governmental entity in Turkey that is authorized to issue telecommunication licenses and to grant permission to private entities to provide telecommunication services in accordance with Article 2 (a) of Law No: 406 (at the time, one of the principal laws governing telecommunications in Turkey). ICTA, which is also authorized by Article 2 (a) of Law No: 406 and operates on the basis of powers delegated to it by the Ministry of Transportation has also issued an affirmative opinion on the execution of the agreement between Millenicom and Turkcell.

•
As also explained under “Investigation of the Information and Communication Technologies Authority on International Voice Traffic” caption, ICTA fined the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through Millenicom instead of Turk Telekom. However, the Council of State at our request overruled this penalty. As the subject and allegation of the lawsuit with Turk Telekom is the same as this dispute with ICTA, we believed that there was a reasonable possibility that the outcome of the lawsuit should be in line with Council of States decision.

In accordance with International Accounting Standard No. 37 “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) paragraph 14, a provision shall be recognized when: i) an entity has present obligation as a result of a past event, ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation. We understand that “probable” in this context means "more likely than not" and we believe that based on our knowledge as of 31 December 2008 and 30 April 2009, the date we filed our Form 20-F, it was not more likely than not that an outflow of resources will be required to settle the obligation, notably for the following reasons:

•
As indicated above, we did not agree with the findings of the first expert report and the supplement to that report, and we believed that the November 27, 2008 decision of the Court to obtain a second report from another expert was a positive factor that lent support to our position, as did the October 2007 opinion that we had obtained from another expert, and

•	For the reasons indicated above, we and our legal counsel did not agree with the alleged legal basis on which Turk Telekom’s claim is made.

Subsequently, during June 2009, the second expertise report was sent to the parties and it reached conclusions that were the same as those of the previous expertise report, contrary to management’s expectations. Although we objected to this expertise report, we assessed this progress in the lawsuit as a negative indication and have recorded a provision for the principle amounting to TL 44.9 million (equivalent to $29.7 million as at 31 December 2008) and accrued interest amounting to a nominal amount of TL 77.4 million (equivalent to $51.2 million as at 31 December 2008) in the consolidated interim financial statements as at and for the six months ended 30 June 2009.

Our management and legal counsel still do not agree with the alleged legal basis on which Turk Telekom’s claim is and will continue to defend its position at the court.”

*           *           *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.  Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +90 212-313-1201.

Very truly yours, /s/Serkan Okandan Serkan Okandan Chief Financial Officer, Turkcell Iletisim Hizmetleri A.S.

cc:	Kyle Moffat
Accountant Branch Chief, Securities and Exchange Commission

Kathryn Jacobson
Senior Staff Accountant, Securities and Exchange Commission

Sami Toutounji
Shearman & Sterling LLP